TERYL RESOURCES CORP.
#1103, 11871 Horseshoe Way
Richmond, BC V7A 5H5

NOTICE OF ANNUAL GENERAL MEETING

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the annual general meeting of TERYL RESOURCES CORP. (the "Company") will be held at The River Club, 11111 Horseshoe Way, Richmond, B.C., V7A 4Y1, on Thursday, the 22nd day of January, 2003 at the hour of 10:00 o'clock in the forenoon (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1.	To receive and consider the Report of the Directors to the Members.

2.

To receive and consider the audited financial statements of the Company, together with the auditor's report thereon, for the fiscal year ended May 31, 2002, and the audited financials for the quarter ended August 31, 2002.

3.	To elect directors to hold office until the next annual general meeting of the Company.

4.	To appoint an auditor for the Company to hold office until the next annual general meeting of the Company and to authorize the directors to fix the remuneration to be paid to the auditor.

5.

To authorize the directors of the Company to approve, implement and establish a Stock Option Plan (the “Plan”) authorizing the issuance of up to 10% of the Company’s common shares issued and outstanding from time to time, to directors, officers, employees, consultants and other insiders of the Company, in accordance with the policies of the TSX Venture Exchange and upon terms and conditions subject to the approval of the TSX Venture Exchange and to approve the exercise of any options granted to insiders with the pertinent terms and conditions set forth in the accompanying Information Circular;

6.

To authorize the directors of the Company, subject to regulatory approval and in compliance with the policies of the TSX Venture Exchange, to consider, and if thought fit, to approve an ordinary resolution approving the issuance of common shares in the capital stock of the Company in amounts exceeding 20% of the issued and outstanding common shares in the capital stock of the Company on future public offerings, private placements, debt settlements, property acquisitions or other transactions requiring the issuance of common shares in the capital stock of the Company, at such prices and such times as the directors of the Company deem to be in the best interests of the Company;

7.	The members will be asked to pass the following special resolution:

“RESOLVED, as a special resolution, that, at the discretion of the board of directors of the Company, the name of the Company be changed to Teryl Gold Inc. or such other similar name as may be acceptable to the directors of the Company in their discretion and the Registrar of Companies and that the Memorandum of the Company be altered accordingly.”

8.	To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy, Report of the Directors, audited Financials Statements for the year ended May 31, 2002, and audited Financial Statements for the quarter ended August 31, 2002, and an Annual Return Card. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

Shareholders of the Company who are unable to attend the meeting in person are entitled to and are requested to complete, sign and date the enclosed Instrument of Proxy and to mail it or deposit it with Computershare Investor Services Inc., 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. In order to be valid and acted upon at the meeting, Instruments of Proxy must be signed by the registered shareholder or by his or her attorney authorized in writing, or, if the registered shareholder is a corporation, by an officer or director thereof as an authorized signatory. The completed instrument of proxy must be received at the aforesaid address not less than 48 hours before the time set for the holding of the meeting or any adjournment thereof.

The Company has fixed the close of business on the 10th day of December, 2002 as the record date for the determination of shareholders who are entitled to receive notice of the annual general meeting of shareholders. The transfer books of the Company will not be closed. Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the meeting.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 18th day of December, 2002.

By Order of the Board of

TERYL RESOURCES CORP.

“John G. Robertson”
JOHN G. ROBERTSON,
President